## NOTE 1 - NATURE OF BUSINESS

CCF Investments, Inc. (the "Company") is an introductory broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a Georgia corporation that is a wholly-owned subsidiary of Capital Choice Financial Services, Inc. (the "Parent").

## NOTE 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

**Basis of presentation** - The accompanying financial statements are presented in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

**Commissions** - Commissions are recorded on the trade-date basis as securities transactions occur. Commissions are considered earned as of the trade date.

**Other income** - Fees are collected from representatives for errors and omissions insurance, compliance audits, fidelity bond, and other fees associated with the representative's registration. Some of these fees are collected in advance and recognized as revenue during the appropriate period to which the corresponding expenses relate.

**Cash** - The company does not collect or hold funds on behalf of customers. As such, the Company is exempt from maintaining a special account for the exclusive benefit of customers as required by Exchange Act rule 15-c3-3 of the SEC.

**Commissions receivable** - Commissions receivable include amounts due from investment and insurance companies. Receivables are stated at the amount management expects to collect. Management determines the allowance for doubtful accounts based on factors including the experience and the current economic environment. Management has determined that any credit losses would be immaterial; therefore, they have recorded no allowance for doubtful accounts.

**Commissions payable** - Commissions payable include amounts due to representatives and are expensed when due.

**Registration fees collected in advance** - Registration fees collected in advance include FINRA registrations collected from representatives that relate to a future year. Registration fees collected are recognized as other income in the registration year for which the expense relates.

**Depreciation** - Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

**Advertising** - Advertising cost are expensed as incurred and totaled $25,986 for the year ended December 31, 2015.

**Allocation of expenses** - The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. Salaries, benefits, and other overhead expenses are allocated based on management's estimates of actual employee time incurred or the number of representatives serviced if a more specific allocation cannot be determined. The Company pays for all expenses incurred on the Company's behalf.

**Income Taxes** - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due.

**Management estimates** - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Subsequent Events** - Subsequent events have been evaluated through February 26, 2016 which is the date the financials statements were available to be issued.

## NOTE 3 - PREPAID EXPENSES

Prepaid expenses consist of the following:

| | December 31, 2015 |
|---|---|
| Errors and omissions insurance | $7,881 |
| Fidelity & Surety Bonds | $29,140 |
| FINRA registrations | $23,892 |
| Insurance | $7,501 |
| Taxes | $47,825 |
| CRD Cash Account - registration fees | $9,828 |
| | $126,067 |

## NOTE 4 - PROPERTY AND EQUIPMENT - NET

Property & Equipment, net consists of the following:

| | December 31, 2015 |
|---|---|
| Computers and Equipment | $37,262 |
| Furniture | $15,385 |
| Software | $1,284 |
| P&E other | $10,337 |
| Less accumulated depreciation | ($34,579) |
| | $29,689 |

Depreciation expense was $ 8,171 for the year ended December 31, 2015

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c-3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $ $168,524, which was $120,640 in excess of it's required net capital of $47,884. The Company's net capital ratio was 4.26 to 1.

## NOTE 6 - INCOME TAXES

The Company utilizes the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

The provision for income taxes includes the following:

| | December 31, 2015 |
|---|---|
| Federal income taxes | $114 |
| State income taxes | $48 |
| | $162 |

## NOTE 6 - INCOME TAXES - CONTINUED

The federal income tax returns of the company for 2012, 2013, and 2014 are open to the examination by the Internal Revenue Service, generally for three years after they were filed. All state income tax returns of the Company are subject to examination by the state authorities for the same timeframe.

## NOTE 7 - COMMITMENTS

The company finances its errors and omissions insurance through a premium finance agreement with its insurance carrier. The errors and omissions policy is effective for one year beginning December 20, 2015. Premiums related to this policy total $151,008 for the term ending December 20, 2016. The Company paid $12,832 of the annual premium prior to December 31, 2015. The remaining balance of premium is to be paid in eleven monthly installments of $12,832, including interest, commencing January 20, 2016. The Parent has guaranteed the commitment.

## NOTE 8 - RELATED PARTIES

The parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. The Company paid $1,389,151 to the Parent during 2015 for their proportionate share of overhead and other expenses. At December 31, 2015 the Company owed $26,679 to the Parent which is included in accounts payable and accrued expenses in the statement of financial condition.

## NOTE 9 - CONTINGENCIES

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB ASC 450. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required. The Company is not currently party to any arbitrations occurring in the normal course of operations. The Company has determined that it is less than reasonably possible that potential liabilities will occur in connection with any possible cases, should they occur.